MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 312

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 312 on October 23, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

         Cover Page.    The date of the Prospectus has been completed.

         Pages 2-3.     "The Summary of Essential Financial  Information"
                        section and "Fee Table" have been completed.

         Pages 4-7.     Revisions have been made and the portfolio has been
                        completed.

         Pages 8-10.    The descriptions of the issuers of the Securities have
                        been completed.

         Pages 11-12.   The Report of Independent Certified Public Accountants
                        and Statement of Condition have been completed.

                                                              FILE NO. 333-69606
                                                                    CIK #1123083


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.       Exact Name of Trust:          VAN KAMPEN FOCUS PORTFOLIOS, SERIES 312

B.       Name of Depositor:            VAN KAMPEN FUNDS INC.

C.       Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza

                      Oakbrook Terrace, Illinois 60181-5555

D.       Name and complete address of agents for service:

         CHAPMAN AND CUTLER            VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy    Attention:  Sara L. Badler
         111 West Monroe Street        1 Parkview Plaza
         Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181-5555


E. Title of securities being registered: units of undivided fractional beneficial interest.

F.       Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE

                             REGISTRATION STATEMENT

/ X /      Check box if it is proposed that this filing will become effective
----       at 8:00 a.m. on October 23, 2001 pursuant to Rule 487.

                                     BAIRD/


ECONOMIC OUTLOOK TRUST, OCTOBER 2001 SERIES

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     Van Kampen Focus Portfolios, Series 312 includes the unit investment trust described above (the "Trust"). The Trust seeks capital appreciation by investing in a diversified portfolio of stocks selected by Robert W. Baird & Co. Incorporated. Of course, we cannot guarantee that the Trust will achieve its objective.











                                OCTOBER 23, 2001


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.


--------------------------------------------------------------------------------

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                OCTOBER 23, 2001

PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1) ...........   $        9.900
Sales charge .........................................            0.325
  Less deferred sales charge .........................            0.225
Public offering price per Unit (2) ...................   $       10.000

TRUST INFORMATION
Initial number of Units (3) ..........................           15,129
Aggregate value of Securities (1) ....................   $      149,771
Estimated initial distribution per Unit (4) ..........   $         0.06
Estimated annual dividends per Unit (4) ..............   $      0.07967
Redemption price per Unit (5) ........................   $        9.675

GENERAL INFORMATION
Initial Date of Deposit ..............................   October 23, 2001
Mandatory Termination Date ...........................   October 23, 2003
Initial Record Date ..................................   August 10, 2002
Initial Distribution Date ............................   August 25, 2002
Record Dates .........................................   June 10 and December 10
Distribution Dates ...................................   June 25 and December 25


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared dividends. Actual distributions will vary due to a variety of factors, including changes in Trust expenses. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs. The redemption price will not include these costs after the initial offering period.




                                    FEE TABLE


      TRANSACTION FEES (AS % OF OFFERING PRICE)
      Initial sales charge (1)...................................        1.00%
      Deferred sales charge (2)..................................        2.25%
      Maximum sales charge ......................................        3.25%
                                                                    ----------
      Maximum sales charge on reinvested dividends...............        0.00%
                                                                    ==========



      ESTIMATED ORGANIZATIONAL COSTS PER UNIT (3)................  $   0.04650
                                                                    ==========
      ESTIMATED ANNUAL EXPENSES PER UNIT
      Trustee's fee and operating expenses.......................  $   0.01748
      Supervisory, bookkeeping and administrative fees...........  $   0.00400
                                                                    ----------
      Estimated annual expenses per Unit.........................  $   0.02148
                                                                    ==========
      ESTIMATED COSTS OVER TIME
      One year...................................................  $        39
      Three years................................................  $        72
      Five years.................................................  $       107
      Ten years..................................................  $       188



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest distributions at the end of each year and that you reinvest your entire investment into a new trust when a trust terminates every two years. Of course, you should not consider this example as a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.


(2) The deferred sales charge is actually equal to $0.225 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from February 10, 2002 through July 9, 2002. Your Trust pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.

ECONOMIC OUTLOOK TRUST

   The Trust seeks capital appreciation by investing in a diversified portfolio of stocks. Analysts at Robert W. Baird and Co. selected a portfolio that seeks to identify several key sectors that Baird believes may be attractive over the next 24 months. Baird considered four investment sectors in selecting the portfolio: Healthcare, Financial Services, Energy, Technology and Multi-Sector Diversification.

   Baird chose these key sectors based on Baird's economic outlook and the secular growth opportunities that Baird believes may increase the attractiveness of these sectors. However, Baird's goal is to create a diverse Trust that benefits from all sectors of the economy and, therefore, the Trust includes stocks from additional sectors that Baird believes to be attractive.

   HEALTHCARE. Within the Healthcare sector, Baird analysts have identified some positive themes that may impact this sector:

     o    Increased longevity.

     o    Genetics and drug development.

     o    New discoveries and technologies for medical devices.

   The industry appears to be moving in many new directions. Baird's attention has recently focused on life sciences (biotechnology) companies, following the announcement of the "mapping of the human genome". The mapping has created significant information that Baird believes could drive research for many years to come. At the center of this attention are pharmaceutical and biotechnology companies that can use this information to discover new drugs and therapies. Baird anticipates that these companies may invest heavily in new equipment to help speed the discovery of new drugs. One goal that many of these companies share is to find cures for diseases for which traditional chemical research has been unsuccessful, such as cancer, Alzheimer's, AIDS, and chronic pain. The Trust includes companies that provide equipment or services to this industry, as well as specific biotechnology companies. Additionally, some of the more traditional healthcare companies, such as pharmaceuticals, medical devices, hospitals, and HMOs, could also offer opportunities over the next few years.

     FINANCIAL SERVICES. Key sector themes that have been identified by Baird analysts are:

     o    Favorable demographics.

     o    Greater need for investment and financial planning professionals.

   Favorable demographics related to an aging population may support increased demand for investment advice and financial planning. As the U.S. population advances in age, the demand for investment advice and financial planning could increase. As investment portfolios grow larger, a greater level of professional support and advice may be required. Baird believes that recent tax legislation aimed at limiting estate taxes actually does little to remove estate planning questions. The average person today has a much longer life span, which can lead to the need for larger portfolios. This may mean that the average person will require more professional guidance than in the past. Additionally, companies that provide bundled financial services may offer a greater value to investors when compared to institutions that merely collect deposits and make loans. Companies targeted in this sector are those that provide bundled financial services, as well as companies that may benefit from Baird's interest rate expectations.

   ENERGY. Baird analysts have identified some key sector themes within energy to be:

     o Imbalance in supply and demand that is unlikely to be corrected near-term.

     o Oil prices could remain in a range to support accelerated exploration and development. Strengthening economic numbers may result in higher prices.

     o Opportunities for better fuel efficiency, air quality, and power reliability due to technological advancements.

   Oil and natural gas remain the leading sources of energy fuel worldwide. As the world continues to become increasingly industrialized, the exploration and development of these natural resources becomes an even more important focal point. Additionally, some alternative energy companies appear to be coming to the forefront as the need for better air quality, higher fuel efficiencies, and greater power reliability remain some of the biggest energy concerns going forward. Baird also believes that as reliance on technology continues to grow, so could dependence on additional power sources, making the reliability of power a significant factor for utility companies.

   TECHNOLOGY. Baird analysts have identified key sector themes that may positively impact this sector:

     o    Enhanced productivity gains from investment in technology.

     o    Demand for enhanced communications services.

     o    Increasing need for bandwidth.

   Technology has played a very important part in how the overall stock market has performed. Baird believes that the long-term picture remains encouraging and has, therefore, included technology companies in the Trust. Baird believes that recent market conditions of technology and telecommunications companies resulted from a slowdown in orders for telecommunications and technology equipment in general, and over-capacity issues for many technology applications, as well as excessive inventory positions that had to be worked down. Baird believes that the high levels of demand for technology and telecommunications equipment in recent years now appears simply unsustainable. As a result, while Baird analysts believe in decreasinge exposure to technology and telecommunications, Baird believes that technology is an important part of our economy, and an equally important aspect to a diversified investment portfolio. Despite near-term issues, Baird believes that the Internet provides for significant change as companies move from a productivity driven workforce to an information driven workforce. Additionally, the networking segment of technology, which enables people and companies to share information without geographical limitations, offers significant opportunities. Baird also believes that advancements in communications and increased demand for data worldwide could remain a long-term, favorable trend.

   MULTI-SECTOR DIVERSIFICATION. Baird analysts believe that difficult and/or confusing markets render portfolio diversification increasingly important. Although Baird believes that the sectors mentioned above are all attractive from a long-term secular approach, current economic uncertainty warrants an enhanced diversification approach. Baird analysts believe:

     o Rapid sector rotation creates significant volatility in the current environment.

     o The current stage of the macro-economic cycle supports near-term investment in other specific sectors.

     o A multi-sector approach could decrease inherent risk within an investment portfolio.

   The current investing environment is difficult. There is a high degree of volatility and rapid rotation between various sectors. Although Baird believes that certain sectors carry better-than-average growth prospects over the long-term (5-10 years), Baird has devoted a portion of the Trust portfolio to those sectors that it believes should perform well given the current stage in the economic cycle. Therefore, in addition to the broad themes discussed above, Baird included some stocks that provide additional portfolio diversification.

   As with any investment, no one can guarantee that the Trust will achieve its objective. There is no assurance that the trends discussed above will continue, that expectations will actually occur or that they will occur during the Trust's life. Your investment could be negatively impacted if these trends do not continue or if current expectations are not realized. The information above represents the opinions of Robert W. Baird and Co. These opinions are are not necessarily those of the Sponsor or its affiliates. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   You should remember that the Trust is designed as part of a long-term investment strategy. Baird may offer a subsequent series of the Economic Outlook Trust when this Trust terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.


PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                             CURRENT               COST OF
NUMBER                                               MARKET VALUE            DIVIDEND              SECURITIES
OF SHARES        NAME OF ISSUER (1)                  PER SHARE (2)           YIELD (3)             TO TRUST (2)
------------     --------------------------          -------------           ----------            --------------
                 CAPITAL GOODS
   119             Amphenol Corporation              $     42.060                 0.00%             $    5,005.14
   108             Caterpillar, Inc.                       46.570                 3.01                   5,029.56
    99             Emerson Electric Company                50.270                 3.04                   4,976.73
    86             Illinois Tool Works, Inc.               58.630                 1.50                   5,042.18
                 COMMUNICATION SERVICES
   307             Qwest Communications
                    International, Inc.                    16.110                 0.31                   4,945.77
   209             Sprint Corporation (PCS Group)          23.880                 0.00                   4,990.92
                 CONSUMER CYCLICALS
   203             Gentex Corporation                      24.050                 0.00                   4,882.15
                 CONSUMER STAPLES
   162             AOL Time Warner, Inc.                   31.650                 0.00                   5,127.30
   142             Viacom, Inc.                            36.200                 0.00                   5,140.40
                 ENERGY
    89             Anadarko Petroleum Corporation          56.380                 0.35                   5,017.82
   199             Conoco, Inc.                            25.410                 2.99                   5,056.59
   152             Unocal Corporation                      32.830                 2.44                   4,990.16
                 FINANCIALS
    60             American International Group, Inc.      84.810                 0.20                   5,088.60
   107             Citigroup, Inc.                         47.010                 1.36                   5,030.07
    89             Fifth Third Bancorp                     56.560                 1.41                   5,033.84
    75             Freddie Mac                             66.400                 1.20                   4,980.00
    98             Northern Trust Corporation              51.390                 1.21                   5,036.22
                 HEALTH CARE
    93             Abbott Laboratories                     54.580                 1.54                   5,075.94
    72             Invitrogen Corporation                  69.780                 0.00                   5,024.16
    84             Johnson & Johnson                       58.970                 1.22                   4,953.48
   113             Medtronic, Inc.                         44.110                 0.52                   4,984.43
    85             Stryker Corporation                     58.850                 0.14                   5,002.25
                 TECHNOLOGY
   145             Applied Materials, Inc.                 34.750                 0.00                   5,038.75
   117             DST Systems, Inc.                       42.750                 0.00                   5,001.75
    57             L-3 Communications Holdings, Inc.       87.650                 0.00                   4,996.05
   285             Siebel Systems, Inc.                    17.370                 0.00                   4,950.45
   189             SunGuard Data Systems, Inc.             25.000                 0.00                   4,725.00
   102             VeriSign, Inc.                          47.270                 0.13                   4,821.54
   164             VERITAS Software Corporation            30.090                 0.00                   4,934.76
                 UTILITIES
    93             El Paso Corporation                     52.570                 1.62                   4,889.01
------------                                                                                        -------------
 3,903                                                                                              $  149,771.02
============                                                                                        =============

See "Notes to Portfolio".


NOTES TO PORTFOLIO


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October 22, 2001 and have a settlement date of October 25, 2001 (see "The Trust").

(2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                           PROFIT
                             COST TO                      (LOSS) TO
                             SPONSOR                       SPONSOR
                         --------------                --------------
                         $    149,784                  $     (13)

     "+"  indicates that the stock is issued by a foreign company.


(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.



    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.
    American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.
    Amphenol Corporation. Amphenol Corporation designs, manufactures, and markets electrical, electronic and fiber optic connectors, interconnect systems, and coaxial and flat-ribbon cable. The company's products are used in a variety of industries, including telephone, wireless, and data communications systems, cable television systems, and commercial and military aerospace electronics.
    Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.
    AOL Time Warner, Inc. AOL Time Warner Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and TimeInc.
    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.
    Caterpillar, Inc. Caterpillar, Inc. designs, manufactures, and markets construction, mining, agricultural, and forestry machinery. The company also manufactures engines and other related parts for its equipment, and offers financing and insurance. Caterpillar distributes its products through a worldwide organization of dealers.
    Citigroup, Inc. Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.
    Conoco, Inc. Conoco, Inc. explores for, produces, and sells crude oil, natural gas, and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing, and marketing petroleum products. Conoco operates in countries throughout the world.
    DST Systems, Inc. DST Systems, Inc. provides information processing and computer software services and products. The company offers its services and products primarily to mutual funds, investment managers, insurance companies, banks, and other financial services organizations.
    El Paso Corporation. El Paso Corporation conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development, and energy financing.
    Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.
    Freddie Mac. Freddie Mac is a stockholder-owned corporation established by the United States Congress to create a continuous flow of funds to mortgage lenders. The Corporation supplies lenders with the money to make mortgages and packages the mortgages into marketable securities. The system is designed to create a stable mortgage credit system and reduce the rates paid by homebuyers.
    Fifth Third Bancorp. Fifth Third Bancorp is a diversified financial services company that operates banking centers in Ohio, Kentucky, Indiana, Florida, Arizona, Michigan, and Illinois. The company's principal businesses include retail banking, commercial banking, investment advisory, and data processing.
    Gentex Corporation. Gentex Corporation designs, manufactures, and markets products that use electro-optic technology. The company's product lines include automatic-dimming rearview mirrors and fire protection products. Gentex's Night Vision Safety Mirror automatically darkens to the degree required to eliminate rearview headlight glare. The company sells its products around the world.
    Illinois Tool Works, Inc. Illinois Tool Works, Inc. designs and manufactures fasteners and components, equipment and consumable systems, and a variety of specialty products and equipment. The company's products include industrial fluids and adhesives, tooling for specialty applications, welding products, and quality measurement equipment and systems. Illinois Tool Works operates worldwide.
    Invitrogen Corporation. Invitrogen Corporation develops, manufactures, and markets tools in kit form and provides other research products and services to corporate, academic, and government entities. The company also provides essential technologies needed by the biotechnology and biopharmaceutical communities. Invitrogen provides products primarily for molecular biology research.
    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.
    L-3 Communications Holdings, Inc. L-3 Communications Holdings, Inc. supplies secure communication systems and specialized communication products. The company produces secure, high data rate communication systems, microwave components, avionics and ocean systems, and telemetry, instrumentation, and space products. L-3's customers include the US Department of Defense, intelligence agencies, and aerospace contractors.
   Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.
    Northern Trust Corporation. Northern Trust Corporation is a multi-bank holding company with a strategy to deliver trust, investment, and banking services to individuals, corporations, and institutions in select markets. The company derives a substantial portion of its revenue from fees, the majority of which are from fiduciary, asset custody, and investment management services.
   Qwest Communications International, Inc. Qwest Communications
International, Inc. provides broadband Internet-based data, voice, and image communications for businesses and consumers. The company's Qwest Macro Capacity Fiber Network operates in North America. Qwest is also building a high-capacity European fiber optic, Internet-based network with its joint venture partner.
    Siebel Systems, Inc. Siebel Systems, Inc. provides eBusiness applications. The company's applications enable organizations to sell to, market to, and service its customers across multiple channels, including the Web, call centers, field, resellers, retail, and dealer networks.
    Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.
    Stryker Corporation. Stryker Corporation develops, manufactures, and markets specialty surgical and medical products. The company's products include orthopedic implants, powered surgical instruments, endoscopic systems, patient care, and handling equipment for the global market. Stryker also provides outpatient physical therapy services in the United States.
    SunGard Data Systems, Inc. SunGard Data Systems Inc. provides integrated information technology solutions and electronic processing for financial services. The company also provides high-availability infrastructure for business continuity. SunGard serves clients throughout the world.
    Unocal Corporation. Unocal Corporation is an oil and gas exploration and production company with operations in Asia and the United States Gulf of Mexico and interests in Canada. The company also supplies steam for the generation of electricity to power plants, conducts oil and natural gas commodity trading, and has mining operations. In addition, Unocal provides fertilizers and green petroleum coke.
    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.
    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.
   Viacom, Inc. Viacom, Inc. is a worldwide entertainment and publishing company. The company's operations include Blockbuster video and music, MTV Networks, Showtime Networks, Paramount Pictures, Paramount Television, Simon & Schuster, television stations, and movie screens in various countries. Viacom merged with CBS Corporation and also produces television series, mini-series, and television movies.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 312:
      We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 312 as of October 23, 2001. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 312 as of October 23, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   October 23, 2001


                             STATEMENT OF CONDITION
                             AS OF OCTOBER 23, 2001
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1) ...........................................  $149,771
                                                                                  --------
     Total .....................................................................  $149,771
                                                                                  ========

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2) ....................................................  $    703
     Deferred sales charge liability (3) .......................................     3,404
Interest of Unitholders--
     Cost to investors (4) .....................................................   151,290
     Less: Gross underwriting commission and organization costs (2)(4)(5) ......     5,626
                                                                                  --------
         Net interest to Unitholders (4) .......................................   145,664
                                                                                  --------
         Total .................................................................  $149,771
                                                                                  ========

--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase
     Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust.
     The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.



THE TRUST
--------------------------------------------------------------------------------

   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.
   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of stocks. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" and any additional securities deposited into the Trust.
   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same proportionate relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of the Trust is to increase the value of your investment by investing in a diversified portfolio of stocks selected by Robert W. Baird & Co. Incorporated ("Baird"). We cannot guarantee that the Trust will achieve its objective. In selecting the Securities, Baird considered the factors described under "Economic Outlook Trust".
   Baird may use the list of Securities in its independent capacity as a broker-dealer and investment adviser to various individuals and entities. Baird may also distribute this information to various individuals and entities. Baird may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.
   Baird acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. Baird may also issue reports and make recommendations on the Securities. Baird's research department may receive compensation based on commissions generated by research and/or sales of Units.
   You should note that Baird applied the selection criteria to the Securities for inclusion in the Trust prior to the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, the Security will generally not be removed from the portfolio.

RISK FACTORS
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   PRICE VOLATILITY. The Trust invests in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   TECHNOLOGY ISSUERS. The Trust invests significantly in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   FINANCIAL SERVICES COMPANIES. The Trust invests significantly in financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.
   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.
   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.
   ENERGY ISSUERS. The Trust invests in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries
(OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. A company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. All of these factors could adversely impact your investment.
   HEALTH CARE ISSUERS. The Trust invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   NO FDIC GUARANTEE. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment to the Trust on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay the remaining portion of the deferred sales charge. On July 10, 2002, the secondary market sales charge will be 3.25% and will not include deferred payments and will reduce to 2.75% on October 23, 2002. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the organizational costs incurred in establishing your Trust. These costs include the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:


       AGGREGATE
     DOLLAR AMOUNT
   OF UNITS PURCHASED*                    SALES CHARGE
----------------------                  ----------------
    Less than $50,000                         3.25%
   $50,000 - $249,999                         3.00
  $250,000 - $499,999                         2.75
  $500,000 - $999,999                         2.50
  $1,000,000 or more                          2.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is borne by the selling broker, dealer or agent.The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   During the initial offering period of the Trust offered in this prospectus, unitholders of any other Van Kampen-sponsored unit investment trusts may utilize their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus at the Public Offering Price per Unit less 1%.
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their spouses or children under 21 and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 100 Units (or $1,000) but may vary by selling firm (50 Units or $500 for qualified retirement plans). However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by The Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

       AGGREGATE                           CONCESSION
     DOLLAR AMOUNT                         OR AGENCY
  OF UNITS DISTRIBUTED*                    COMMISSION
 ---------------------                  ----------------
       Up to $49,999                          2.25%
  $50,000 - $249,999                          2.00
  $250,000 - $499,999                         1.90
  $500,000 - $999,999                         1.75
   $1,000,000 or more                         1.40

---------------
*The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust offered in this prosectus, the total concession or agency commission will amount to 1.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   SPONSOR AND OTHER COMPENSATION. Baird will receive a gross sales commission equal to the total sales charge applicable to each transaction. The Sponsor will receive from Baird the difference between the gross sales commission and an amount equal to the 2.25% of the Public Offering Price per Unit. In addition, Baird will receive additional compensation during the initial offering period of 0.10% of the Public Offering Price per Unit if it distributes at least $10 million, 0.15% of the Public Offering Price per Unit if it distributes at least $15 million and 0.20% of the Public Offering Price per Unit if it distributes at least $20 million. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor or Baird will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor or Baird and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor or Baird may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor or Baird. In maintaining a secondary market, Baird will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor or Baird prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Baird's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities. An affiliate may act as a specialist or market marker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Trust may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Trust.
   MARKET FOR UNITS. Although it is not obligated to do so, Baird currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). Baird may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify Baird of any Units tendered for redemption. If Baird's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. Baird may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans. The minimun investment for these accounts is 50 Units or $500.

WRAP FEE AND ADVISORY ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit if you purchase Units through Baird in these accounts.

       Fee paid on purchase                    0.00%
     Deferred sponsor retention                1.00
                                              ------
              Total                            1.00%
                                              ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by the Trust will generally be distributed to Unitholders on the Distribution Date to Unitholders of record on the preceding Record Date. This date appears under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. You may also reinvest distributions in certain Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends and interest received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the estimated annual income to be received by the Trust and any available amounts in the Capital Account as of the related Record Date.
   ROLLOVER. Baird currently intends to offer a subsequent series of the Trust when this series terminates. If you notify Baird at least five business days prior to the Mandatory Termination Date, you will have the option to participate in a rollover and have your Units reinvested into a subsequent Trust series, if available. If you elect to participate in the rollover, the Trustee will redeem your Units when the Trust terminates and reinvest the proceeds (including dividends) in a new Trust series at the public offering price applicable to rollover purchases for the new series. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on your rollover date. The Sponsor does not anticipate that the sale period will be longer than one day; however, certain factors could affect the ability to sell the Securities and could affect the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.
   Of course, no one can guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Trust. No one can guarantee that the rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust procedures. The Sponsor may, in its sole discretion, modify the rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in the rollover. If Baird decides not to offer a subsequent series of the Trust, Baird will notify you prior to the Mandatory Termination Date. Cash which has not been reinvested in the rollover will be distributed to you shortly after the Trust terminates. If you participate in the rollover, you may receive realize taxable dividends or capital gains which are reinvested in the rollover but you may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, the Trust will not distribute cash to pay any taxes. See "Taxation".
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to any remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   Under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units (or $10,000) of the Trust for redemption may request an in kind distribution of equity securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to the Trust's termination. An in kind distribution will be made by the Trustee through the distribution of each of the equity securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the nujmber of shares of any Security included in a Unitholder's in kind distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in-kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption.
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   UNITS. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional Units will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends, interest and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends, interest and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Trust is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. If securities or property are acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.
   ROBERT W. BAIRD & CO. Robert W. Baird & Co. Incorporated is one of the nation's largest regionally-headquartered investment bankers, serving individuals, corporations, municipalities and institutional investors. Founded in Milwaukee in 1919, Baird has developed a strong presence in the Midwest and has expanded into major markets outside America's Heartland. The firm has 75 offices in 14 states. Baird's research department is widely known and respected for its equity research providing broad comprehensive coverage for its clients. Baird's special expertise includes:

     o    Offering individuals a full range of high-quality investment services.

     o    Serving as a leading underwriter for corporations and municipalities.

     o Offering a broad range of asset management services to individuals, pension and profit-sharing plans, foundations and others.

     o Providing highly-regarded investment research that enjoys an international reputation.

     o    Working with institutional investors around the world.

   Since 1982, Baird has been a member of the Northwestern Mutual Life Insurance family of companies. Baird is a member of the New York Stock Exchange and other principal exchanges, the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. You can contact Baird at (800) 792-2473 or visit their website at www.rwbaird.com.

   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor fails to perform any of its duties under the Trust Agreement or becomes incapable of acting or declares bankruptcy or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement. TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor and Baird may from time to time in advertising and sales materials compare the current returns on the Trust and returns over specified time periods on other similar trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of the securities in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.
   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. The Trust is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that the Trust might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for the Trust.
   We determine the style characteristics (growth or value) based on the types of stocks in the Trust. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of the Trust. Investment style and capitalization characteristics will vary over time. We will not remove a Security from the Trust as a result of any change in characteristics.

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.
   TRUST STATUS. Your Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).
   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).
   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because your Trust terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.
   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.
   EXCHANGES AND ROLLOVERS. If you elect to reinvest the proceeds from your Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.
   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Trust's termination. By electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash.
   You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Trust. However, if you also receive cash in exchange for a fractional share of a Security or shares of a foreign Security held by your Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such share(s) of the Security.
   LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.
   FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.
   Some distributions by your Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.
   Under the existing income tax laws of the State and City of New York, your Trust will not be taxed as a corporation, and the income of your Trust will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

TRUST OPERATING EXPENSES
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   GENERAL. The fees and expenses of the Trust will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the Trust. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for portfolio supervisory services and bookkeeping and administrative services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
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        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Economic Outlook Trust......................     4
   Notes to Portfolio..........................     7
   The Securities..............................     8
   Report of Independent Certified
      Public Accountants.......................    11
   Statement of Condition .....................    12
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-8
   Wrap Fee and Advisory Accounts..............   A-8
   Rights of Unitholders.......................   A-8
   Trust Administration........................  A-11
   Taxation....................................  A-13
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16

---------------
When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series of the Trust. If this prospectus is used for future Trust series, you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trust series until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                   PROSPECTUS




--------------------------------------------------------------------------------
                                OCTOBER 23, 2001











                             ECONOMIC OUTLOOK TRUST,
                               OCTOBER 2001 SERIES












                                 BAIRD / (LOGO)





                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 1-800-RW-BAIRD
                                (1-800-792-2473)
                                 www.rwbaird.com

              Please retain this prospectus for future reference.

                             Information Supplement

                     Van Kampen Focus Portfolios, Series 312

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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                                 Page

       Risk Factors                                                 2
       The Trust                                                    8
       Sponsor Information                                          9
       Trustee Information                                          9
       Trust Termination                                           10

RISK FACTORS

     Price Volatility. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Technology Issuers. The Trust is concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    Telecommunications Issuers. Because the Trust is concentrated in the telecommunications industry, the value of the Units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

    Financial Services. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversley affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

   o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

   o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

   o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

   o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

o the uncertainty involved in estmating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state leglislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

    Energy Industry. The Trust is concentrated in issuers within the energy industry. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers in the energy industry because any negative impact on the energy industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the energy industry.

    These factors include political conditions in oil producing regions, including the Middle East, the actions of the Organization of Petroleum Exporting Countries (OPEC), the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the capacity and availability of oil and gas gathering systems and pipelines, changes in supply due to drilling by other producers and changes in demand, may have an adverse impact on the issuers of Securities. An issuer's revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas which can be extremely volatile and in past years have been depressed by excess total domestic and imported supplies. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on the financial condition and results of operations of the issuers of the Securities, including reduced cash flow and borrowing capacity. If market factors were to change dramatically, the financial impact on an issuer could be substantial. The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could have a material adverse impact on the issuers of the Securities. Companies generally maintain insurance against some, but not all, of these risks. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on a issuer's financial position. In addition, the issuers may engage in oil and gas hedging activities to help reduce exposure to the volatility of oil and gas prices by hedging a portion of its production. These hedging arrangements may have an adverse impact on the financial condition of the issuers under certain circumstances and may limit potential gains by an issuer if the market prices for oil and gas were to rise substantially over the price established by the hedge.

    The future performance of oil and gas issuers is dependent upon the ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless an issuer successfully replaces the reserves that it produces, reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations. There can be no assurance that any issuer will be able to acquire, at acceptable costs, producing oil and gas properties that contain economically recoverable reserves or that it will make such acquisitions at acceptable prices. In addition, exploitation, development and exploration involve numerous risks, including depositional or trapping uncertainties or other conditions that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

    The production and sale of oil and gas are subject to a variety of federal, state, local and foreign government regulations, including regulations concerning the prevention of waste, the discharge of materials in the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters. Such laws and regulations have increased the costs of planning designing, drilling, installing, operating and abandoning oil and gas facilities. Many jurisdictions have imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During recent years there has been significant discussion by legislators concerning a variety of energy tax proposals. May states have raised state taxes on energy sources and additional increases may occur. There can be no assurance that significant costs for compliance will not be incurred by any issuer in the future.

    International investments may represent a significant portion of an issuer's total assets or reserves. Foreign properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, an issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign person to the jurisdiction of the courts in the United States.

    Health Care Issuers. An investment in Units should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities.

     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE TRUST

     The Trust seeks capital appreciation by investing in a diversified portfolio of stocks. Analysts at Robert W. Baird and Co. selected a portfolio that seeks to identify several key sectors that Baird believes may be attractive over the next 24 months.

   As with any investment, no one can guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section in the prospectus before you invest.

   You should remember that the Trust is designed as part of a long-term investment strategy. Baird may offer a subsequent series of the Economic Outlook Trust when this Trust terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


     Van Kampen is one of the nation's largest investment management companies, with more than $76 billion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor fails to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures

         The consents of independent public accountants and legal counsel

The following exhibits:

1.1       Trust Agreement.

1.1.1     Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1       Consent of initial evaluator.

4.2       Consent of independent certified public accountants.

                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 312, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 312 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 23rd day of October, 2001.

                                   Van Kampen Focus Portfolios, Series 312
                                   By Van Kampen Funds Inc.


                                   By    /s/ Christine K. Putong
                                     --------------------------------
                                              Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 23, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )

John H. Zimmermann III              President                                 )

Michael H. Santo                    Managing Director and Chief               )
                                    Operations and Technology Officer         )

                                                   /s/ Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.